082-03470

RECEIVED

2001 FEB 27 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

19th February, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

07021369

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 19th February, 2007 has issued and allotted 4,53,110 Ordinary Shares of Re.1/- each, upon exercise of 45,311 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 19th February, 2007, the Issued and Subscribed Share Capital of the Company stands increased to Rs.376,09,27,200/- divided into 376,09,27,200 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED

MAR 0 2 2007

THOMSON FINANCIAL

dlw 2/28

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

END